Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

35th Floor

New York, NY 10019

January 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:       Direxion Funds

File Nos.: 333-28697 and 811-08243

Dear Sir or Madam:

On behalf of the Direxion Funds (the “Trust”), filed herewith is Post-Effective Amendment No. 168 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 169 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 168 is being filed for the purpose of registering the Funds listed on Appendix A (the “Funds”). The Funds will issue Investor Class shares.

Pursuant to Rule 485(a)(2), the Trust normally anticipates that this filing would be effective 75 days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Registration Statement. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Eric S. Purple of K&L Gates at (202) 778-9220.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Chief Compliance Officer
Rafferty Asset Management, LLC

Appendix A

Direxion Monthly NASDAQ-100® Bull 1.25X Fund	Direxion Monthly NASDAQ-100® Bear 1.25X Fund
Direxion Monthly NASDAQ Biotechnology Bear 1.25X Fund
Direxion Monthly MSCI Europe Bear 1.25X Fund
Direxion Monthly MSCI EAFE Bear 1.25X Fund

Direxion Monthly NASDAQ Biotechnology Bull 2X Fund

Direxion Monthly MSCI Europe Bull 2X Fund

Direxion MSCI EAFE Bull 2X Fund